RECEIVED

2008 FEB 12 P 12:

WashTec

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

08000686

February 04, 2008

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our Corporate News Release of **February 04th, 2008** concerning preliminary results for financial year 2007 **("WashTec publishes preliminary figures for the 2007 financial year")**.
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

F Fitter

p.o. Florian Fitter

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

dw 2/13

Press release

WashTec publishes preliminary figures for the 2007 financial year

Augsburg, February 4, 2008 – Based on preliminary figures, the WashTec Group generated revenues of EUR 279.7 million in the financial year 2007. This implies a growth rate of 7.0% compared to EUR 261.4 million in 2006.

In the fourth quarter 2007 revenues amounted to EUR 79.6 million and therefore 11.8% above the revenues of EUR 71.2 million in the previous year period. As expected, the second half-year was able to make up for the somewhat weaker performance in the first half of 2007.

Preliminary earnings before interest and taxes (EBIT) amounted to EUR 28.9 million in 2007 (previous year: EUR 24.9 million), implying an increase of 16.1%. The 2007 EBIT margin rose from 9.5% in the previous year to 10.3%. This includes positive non-recurring effects of EUR 0.6 million mainly due to final purchase price settlements of acquisitions as already published in the Q3 report.

In the 2007 financial year, the WashTec Group's net financial liabilities to banks (financial liabilities to banks minus cash bank balances) dropped by EUR 8.2 million to EUR 46.0 million as of December 31, 2007 (December 31, 2006: EUR 54.2 million), despite the 2007 acquisitions and investments in Spain and the USA. For the share buy-back program started in September 2007, the company has - due to the limited liquidity of the WashTec share on XETRA trade - repurchased a total of 76,000 shares at an average price of EUR 11.44 as of January 31, 2008. The program which allows the company to repurchase up to 5% of its own shares by November 2008 will be continued.

The full year results confirm the WashTec management's assessment regarding the profitability and growth strength of the WashTec Group. For the 2008 financial year the company plans further revenue and earnings growth.
As announced at the Investors' Day in September, the company aims to improve EBIT margin further to 12-14% with revenues of EUR 310 – 340 million until 2010.

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Board of management:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of supervisory board:
Michael Busch

HRB 81
commercial register Augsburg

Preliminary Key Financial Figures (EUR m):

	2007	2006
Revenues	279.7	261.4
EBITDA	36.0	32.6
EBIT	28.9	24.9
Net bank debt as of Dec. 31	46.0	54.2

The publication of the complete consolidated financial statements for the 2007 financial year is scheduled for March 31, 2008.

WashTec AG, Argonstr. 7, 86153 Augsburg

ISIN: DE0007507501

Listing: Regulated market in Frankfurt (Prime Standard);

Regulated unofficial market in Berlin, Bremen, Düsseldorf, Munich and Stuttgart

Contact:
WashTec AG
Karoline Kalb

fon +49 (0) 821-5584-1134
E-Mail kkalb@washtec.de

END